BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE FISCAL COUNCIL
OF JULY 31, 2006

                     On July 31, 2006 at 11:00 a.m., the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., met at the Company’s head office, unanimously deciding:

a)	to amend the wording of Paragraph 2 Article 1 of the Charter of the Fiscal Council, as follows:

“Paragraph 2	–	The effective member will be substituted by his/her respective deputy in the case of absences, incapacity, resignation or death.”

b)	to consolidate the text of the Charter of the Fiscal Council, pursuant to the attached Annex, which becomes an integral part of these minutes.

                     Subsequently, notification was given that it was the responsibility of the members present to appoint the President of the Fiscal Council, for the annual term of office to expire on the date that members elected by the Ordinary General Meeting of 2007 take up their positions and under the provisions of Article 2 of its Internal Charter.

                     The matter having been discussed and put to the vote, the Councilors unanimously resolved to appoint the Councilor, Iran Siqueira Lima as President of the Fiscal Council and the Councilor, Alberto Sozin Furuguem as his alternate in the event of the said President’s absence or incapacity.

                     Councilor Iran Siqueira Lima then expressed his thanks for the vote of confidence on the part of his fellow councilors, placing himself at the disposal of his colleagues in the performance of the Fiscal Council’s functions.

                     With no further matters on the agenda, the meeting was declared closed. These minutes having been drafted, read and approved, were signed by all those present. São Paulo-SP, July 31, 2006. (signed) Iran Siqueira Lima, Alberto Sozin Furuguem and Fernando Alves de Almeida – Councilors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer

CHARTER OF THE FISCAL COUNCIL - ANNEX TO THE MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF JULY 31, 2006
BANCO ITAÚ FINANCEIRA S.A.

CHARTER OF THE FISCAL COUNCIL
APPROVED BY THE MEETING OF 3/10/2003 AND AMENDED BY THE MEETING OF 7/31/2006

Article 1 – This set of rules regulates the workings of the company’s Fiscal Council, the presentation of opinions and the raising of pertinent matters by council members with management bodies and at the company’s General Shareholders’ Meeting.

Composition

Article 2 – When installed, the Council will comprise 3 (three) to 5 (five) effective members and an equal number of deputies, elected by the General Shareholders’ Meeting, one of whom being the President, elected by the councilors themselves.

Paragraph 1 –	It is incumbent on the President to preside at the Council’s meetings and to represent it at meetings with other corporate bodies, including the participation in the Annual General Shareholders’ Meeting for the purpose of providing opinions and to communicate matters raised by the Council. The President also has the responsibility of replying to requests for information and clarifications on behalf of shareholders, however, without detriment to the presence and the opinion of any of the other councilors.

Paragraph 2 –	The effective member will be substituted by his/her respective deputy in the case of absences, incapacity, resignation or death.

Powers

Article 3 – It is incumbent upon the Council to perform the functions pursuant to Article 163 of Law 6,404/76.

Meetings: Convening, Installation and Decision

Article 4 – The Council will hold ordinary meetings up to the last day of the third month subsequent to each calendar quarter and extraordinarily whenever necessary to decide upon urgent matters.

Paragraph 1 –	The Council’s meetings will be convened by the President, on his/her own initiative or at the duly substantiated request of any councilor, the respective convening notices – to be delivered at least 48 (forty-eight) hours prior to the meeting by hand-delivered letter or by telex or fax – containing the agenda of matters to be discussed at the meeting.

Paragraph 2 –	The necessity of sending convening notices to meetings is waived should all Council members be present.

Article 5 – The Council’s meetings may be validly installed when there is a minimum quorum present of a majority of the Council’s members, decisions being adopted by the majority of the members present, the President having the deciding vote in the event of a tie.

INTERNAL CHARTER OF THE FISCAL COUNCIL - ANNEX TO THE MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF JULY 31, 2006
BANCO ITAÚ FINANCEIRA S.A.

Sole Paragraph –	The councilor dissenting from any the Council’s decisions may register his/her dissenting opinion in the Council’s minutes as well as notifying such to management bodies or to the next General Shareholders’ Meeting.

Article 6 – The Council will meet at the company’s head office or at any other location, however, in the latter instance, only if all members participating in the Council’s meeting have given their prior agreement.

Article 7 – The minutes of the Council’s meetings will be transcribed in the Register “Fiscal Council’s Meetings and Opinions”, which will be held together with remaining corporate registers at the company’s head office.

Request for Information, Clarifications and Statements

Article 8 – The Council, through the person of its President, as a result of a request (written and full substantiated) from any of its members, may request management bodies or the company’s independent auditors all necessary clarifications or information for the Council to perform its duties as well as the preparation of financial or special accounting statements.

Sole Paragraph –	Should the Council decide that the request for information is inappropriate, the same may still be sent to the company’s management, however attaching the relevant item in the meeting’s minutes relative to the question.

Article 9 – Documents and information that have not been published in accordance with legal procedures, and have been released by management to the Council, shall remain confidential to protect the interests of the company, its shareholders and the Market. Such documents and information may not be disclosed to third parties except in the case of the necessity of presentation to the independent auditors.

Article 10 – The Council shall always respond to any request from the company’s shareholders pursuant to Paragraph 6 of Article 163 of Law 6,404/76, always in writing and through its President.

Other Contingencies not Covered by the Foregoing

Article 11 – Other contingencies not covered by the foregoing will be settled at the Council’s meeting.

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